EXHIBIT 99.1

Brookfield Business Partners Announces Exercise of Underwriters’ Over-Allotment Option

BROOKFIELD, NEWS, Oct. 23, 2017 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) (“Brookfield Business Partners”) today announced that the underwriters for its public offering (the “Offering”) of 6,670,000 limited partnership units (“units”) that closed on September 26, 2017 have exercised their option (the “Over-Allotment Option”) to purchase an additional 1,000,500 units at a price of $30.00 per unit. Brookfield Business Partners will receive additional gross proceeds of approximately $30,015,000 from the exercise of the Over-Allotment Option. Closing of the Over-Allotment Option is expected to occur on or about October 26, 2017.

TD Securities Inc., Citigroup, CIBC Capital Markets, Morgan Stanley and RBC Capital Markets acted as co-lead underwriters for the Offering.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Brookfield Business Partners in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc., (NYSE:BAM) (TSX:BAM.A) (EURONEXT:BAMA), a global alternative asset manager with over $250 billion of assets under management.

For more information, please contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Courtney Burke Tel: (416) 369-2629 Email: courtney.burke@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws including statements with respect to the Over-Allotment Option and the timing of closing described in this news release. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that the forward-looking statements we make are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Business Partners are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements in this news release include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.